Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated February 27, 2017, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Popeyes Louisiana Kitchen, Inc.

a Minnesota corporation

at

$79.00 Net Per Share

Pursuant to the Offer to Purchase

Dated February 27, 2017

by

Orange, Inc.

an indirect subsidiary of

Restaurant Brands International Inc.

Orange, Inc. (“Purchaser”), a Minnesota corporation and an indirect subsidiary of Restaurant Brands International Inc. (“Parent”), a corporation existing under the laws of Canada, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as described below, any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (“Popeyes”), at a price of $79.00 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Shareholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), EASTERN TIME, ON FRIDAY, MARCH 24, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Popeyes, Parent, Purchaser and, solely for purposes of Section 9.03 of the Merger Agreement, Restaurant Brands Holdings Corporation (“Intermediate Parent”), an indirect subsidiary of Parent existing under the laws of the Province of Ontario. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up (as defined in the Offer to Purchase)), Purchaser will be merged with and into Popeyes (the “Merger”) under the applicable provisions of the Minnesota Business Corporation Act (as amended, the “MBCA”), with Popeyes continuing as the surviving corporation in the Merger and thereby becoming an indirect subsidiary of Parent.

Pursuant to the Merger Agreement, Popeyes has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Popeyes a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constitutes one Share more than 90% of the Fully Diluted Shares (as defined in this Offer to Purchase), but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Parent and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under Section 302A.621 of the MBCA. As a result of the Merger, each outstanding Share (other than Shares (i) owned by Purchaser or any subsidiary of Popeyes and (ii) held by Popeyes shareholders who properly demanded and perfected their dissenters’ rights under Minnesota law) will be converted into the right to receive the Offer Price in cash. Following the Merger, Popeyes will cease to be a publicly traded company.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Tender Condition, (ii) the Top-Up Condition, (iii) the Regulatory Condition, and (iv) the Governmental Condition. The “Minimum Tender Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn, together with any Shares owned by Parent and its affiliates, represents at least a majority of the outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Friday, March 24, 2017 (the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). For purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not yet been received are excluded. The “Top-Up Condition” requires that, if the exercise of the Top-Up is necessary to ensure that Purchaser owns at least one share more than 90% of the Fully Diluted Shares immediately after the consummation of the Offer, (i) there shall not exist any order, injunction or judgment issued by any court of competent jurisdiction or law or other prohibition under applicable law on Purchaser’s ability and right to exercise the Top-Up, or Popeyes’ ability and authority to issue the Shares issuable upon exercise of the Top-Up Shares, and (ii) the Top-Up Shares, together with any Shares held by Parent and Purchaser shall be sufficient to constitute at least one share more than 90% of the Fully Diluted Shares. The “Regulatory Condition” requires that any waiting period applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (or any extension thereof) will have expired or been terminated. The “Governmental Condition” requires that no order, injunction or judgment issued by any court of competent jurisdiction or law will be in effect that would enjoin or otherwise prevent or prohibit the making of the Offer or the consummation of the Merger or the Offer. The Offer is also subject to other conditions as described in the Offer to Purchase. The conditions to the Offer, except for the Regulatory Condition, must be satisfied or waived on or prior to the Expiration Time.

The Popeyes Board has duly (i) declared that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up, are fair to, and in the best interests of, Popeyes and its shareholders; (ii) approved and declared advisable the Merger Agreement (including the plan of merger contained therein (the “Plan of Merger”)) and the transactions contemplated thereby, including the Offer, the Merger and the Top-Up (such approval having been made in accordance with the applicable provisions of the

MBCA, including for purposes of Section 302A.613, Subd. 1 thereof); and (iii) recommended that Popeyes’ shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement and adopt the Plan of Merger.

The Merger Agreement contains provisions governing the circumstances in which the Offer may be extended. Specifically, the Merger Agreement provides that, Purchaser will extend the Offer: (i) if at the initial Expiration Time any condition of the Offer is not satisfied or waived, for a period determined by Parent of not more than 10 business days, and (ii) if at any then scheduled Expiration Time, any condition of the Offer is not satisfied or waived, in consecutive increments to be determined by Parent of up to 10 business days. Pursuant to the Merger Agreement, Purchaser is required to, and Parent is required to cause Purchaser to, in each case, (i) extend the Offer beyond the initial Expiration Time on one or more occasions for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Global Market or its staff applicable to the Offer and (ii) unless the Top-Up is then-exercisable in accordance with the Merger Agreement, make available a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). Parent and Purchaser will not be required to extend the Offer to a date subsequent to May 21, 2017 (the “Outside Date”), provided that the Outside Date will automatically be extended one time to a date not later than August 21, 2017, if certain conditions are met.

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes in the terms and conditions of the Offer, except that Parent and Purchaser are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add to the conditions to the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares or (vi) extend the Expiration Time (other than in accordance with the terms of the Merger Agreement), without the prior written consent of Popeyes pursuant to the Merger Agreement.

If Purchaser extends the Offer, it will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day of the scheduled Expiration Time. Purchaser will also provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act if the Top-Up is not exercisable in accordance with the Merger Agreement. A subsequent offering period, if required, will be an additional period after it has accepted for payment and made payment for Shares in the Offer. If Purchaser provides a subsequent offering period, a public announcement of that fact will be made no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Time.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Time, Purchaser will accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and Purchaser will pay for such Shares promptly (and in any event within three business days) after the Expiration Time. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares (whether before or after its acceptance for payment of Shares) or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Holders of Shares who wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Time, may nevertheless tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and may also be withdrawn at any time after April 28, 2017, which is the 60th day after the date of the commencement of the Offer, unless theretofore accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Popeyes has provided Purchaser with Popeyes’ shareholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Popeyes’ shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The tender of Shares in the Offer for cash or the exchange of Shares for cash pursuant to the Merger will be a taxable transaction to United States Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger (including the application and effect of any state, local or non-U.S. laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com

February 27, 2017